

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2009

via U.S. mail and facsimile

R. Jeffrey Bailly, President
UFP Technologies, Inc.
172 East Main Street
Georgetown, Massachusetts 01833-2107

        RE: UFP Technologies, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 27, 2009
                Forms 10-Q for the Fiscal Quarter Ended March 31, 2009,
                June 30, 2009, and September 30, 2009
                File No. 1-12648

Dear Mr. Bailly:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Terence O'Brien
                              Accounting Branch Chief